ASSET PURCHASE AGREEMENT

                                BY AND BETWEEN

                            DIGITAL LIGHTWAVE, INC.

                                      AND

                                TEKTRONIX, INC.


                               OCTOBER 30, 2002
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                           ASSET PURCHASE AGREEMENT

      This Asset Purchase Agreement (this "Agreement") is entered into as of October 30, 2002, by and between Digital Lightwave, Inc., a Delaware corporation ("Buyer") and Tektronix, Inc., an Oregon corporation ("Seller").

                                   RECITALS

      Buyer is in the business of designing products and technology that monitor, maintain and facilitate the management of optical-based networks. Seller sells certain products as part of its Optical Transmission Test ("OTT") Products line of business ( as further defined below, the "Products"). Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, certain of the assets associated with the Products on the terms and subject to the conditions set forth in this Agreement.

                                   AGREEMENT

      In consideration of the mutual agreements, representations, warranties and covenants set forth below, Buyer and Seller agree as follows:

1.    DEFINITIONS.

      1.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

            (a) "AFFILIATE" means with respect to any Person, a Person directly or indirectly controlling or controlled by or under common control with such Person.

            (b) "CLOSING" means the consummation of the transactions contemplated hereby.

            (c)   "CLOSING DATE" means the date of the Closing.

            (d)   "CODE" means the Internal Revenue Code of 1986, as amended.

            (e) "GAAP" means generally accepted accounting principles of the United States as set forth by the Financial Accounting Standards Board.

            (f) "GOVERNMENTAL AUTHORIZATIONS" means the permits, authorizations, consents or approvals of any Governmental Entity which are a condition to the lawful consummation of the transactions contemplated hereby and which are listed on Schedule 1.1(f) to this Agreement.

            (g) "GOVERNMENTAL ENTITY" means any court, or any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality (domestic or foreign).

            (h) "LIEN" means any mortgage, pledge, lien, security interest, option, covenant, condition, restriction, encumbrance, charge or other third-party claim of any kind.

            (i) "MATERIAL ADVERSE EFFECT" with respect to a Person means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, or results of operations of such Person and its Affiliates, taken as a whole.

            (j) "PERSON" means an individual, corporation, partnership, association, trust, government or political subdivision or agent or instrumentality thereof, or other entity or organization.

            (k) "TAXES" means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (i) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, for which Buyer could become liable as successor to or transferee of the Purchased Assets (as defined in Section 2.1) or which could become a charge against or lien on any of the Purchased Assets, which taxes shall include, without limiting the generality of the foregoing, all sales and use taxes, ad valorem taxes, excise taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, real property gains taxes, transfer taxes, payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, or (ii) any liability for amounts referred to in (i) as a result of any obligations to indemnify another person.

            (l) "INTELLECTUAL PROPERTY" means all copyrights, copyright registrations, proprietary processes, trade secrets, license rights, specifications, technical manuals and data, drawings, inventions, designs, patents, patent applications, product information and data, know-how and development work-in-progress, software, business and marketing plans and other intellectual or intangible property embodied in or relating solely to the Products, whether pending, applied for or issued, whether filed in the United States or in other countries.

            (m) "TECHNOLOGY LICENSE AGREEMENT" means a Technology License Agreement in substantially the form attached as Exhibit 1.1(m), which is to be executed and delivered by the parties at the Closing.

            (n) "MANUFACTURING SERVICES AGREEMENT" means a Manufacturing Services Agreement in substantially the form attached as Exhibit 1.1(n), which is to be executed and delivered by the parties at the Closing.

            (o) "KNOWLEDGE OF SELLER" means the actual knowledge of the individuals identified in Schedule 1.1(o).

            (p) "SELLER TRADEMARKS" means the marks TEKTRONIX, TEK, and any other trademarks, service marks, trade names, brands or other product identifiers used by Seller.



2.    SALE AND PURCHASE.

      2.1 TRANSFER OF ASSETS. Subject to the terms and conditions of this Agreement, Seller shall sell, assign, grant, transfer, and deliver (or cause to be sold, assigned, granted, transferred and delivered) to Buyer, or to any Affiliate of Buyer designated by Buyer, and Buyer shall purchase and accept from Seller as of the Closing Date, free and clear of all Liens, all of the Seller's rights, title and interest in and to the assets enumerated in this
Section 2.1 as the same shall exist on the Closing Date (the "Purchased
Assets"):

            (a) all unique inventory, including raw materials, work in process and finished goods relating to the products, which products are listed on Schedule 2.1(a) (the "Products");


            (b) all customer contracts, customer trials, sales funnels, sales order backlog, bills of materials, purchase orders, license agreements, maintenance and support contracts, development contracts, leases and other contracts of Seller relating solely to the Products listed on Schedule 2.1(b) (collectively, the "Contracts");

            (c) all other equipment (including without limitation test, engineering, prototype, and demo equipment), fixtures, machinery, furniture, computer and networking equipment owned or controlled by, or in the possession of, Seller, and all interests therein, which are used solely in connection with the Products and are listed on Schedule 2.1(c);

            (d) all of Seller's rights, claims, credits, causes of action or rights of set-off against third parties relating to the Products, including, without limitation, unliquidated rights under warranties; provided that nothing herein, other than pursuant to the Technology License Agreement and the Manufacturing Services Agreement, shall give Buyer any rights in or to (i) any copyrights, copyright registrations, proprietary processes, trade secrets, license rights, specifications, technical manuals and data, drawings, inventions, designs, patents, patent applications, trade names, trademarks (including without limitation the Seller Trademarks), service marks, product information and data, know-how and development work in progress, software, customer lists, business and marketing plans (other than customer lists, business and marketing plans relating solely to the Purchased Assets) and other intellectual or intangible property of Seller whether pending, applied for or issued, whether filed in the United States or in other countries, together with all associated goodwill; or (ii) the OTT Patents, the OTT Technology, the Tektronix Software or the OTT Software (as such terms are defined in the Technology License Agreement);

            (e) to the extent transferable, all permits, authorizations, consents and approvals of any Governmental Entity listed on Schedule 2.1(e) (the "Permits");

            (f) all books, records, files and papers, whether in hard copy or electronic format, relating solely to the Products, including without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present, former and prospective suppliers or customers, and any information relating to Taxes imposed on the Purchased Assets;

            (g)   all goodwill associated with the Purchased Assets; and

            (h) all proceeds, accounts receivable or other revenue relating to the sale of Products during the period beginning on the date of this Agreement and ending on the Closing Date.

      2.2 TRANSFER OF LIABILITIES. Subject to the terms and conditions of this Agreement, Buyer or an Affiliate of Buyer designated by Buyer agrees, effective as of the Closing Date, to assume, pay, defend, discharge, and perform the following liabilities of Seller (the "Assumed Liabilities"):

            (a) all of Seller's current, future, and extended warranty obligations, including all service obligations, related to the Products listed on Schedule 2.2(a);

            (b) all of Seller's current and future obligations under those certain agreements related to the Purchased Asset listed on Schedule 2.2(b);

            (c) all of Seller's current and future support obligations related to the Products listed on Schedule 2.2(c).

      2.3 EXCLUDED LIABILITIES. Except for those liabilities expressly assumed by Buyer or any Affiliate designated by Buyer pursuant to Section 2.2, Buyer shall not assume and shall not be liable for, and Seller and its direct or indirect subsidiaries shall retain and remain solely liable for , any of the debts, contracts, agreements, commitments, obligations and other liabilities of any nature whatsoever of Seller and its direct and indirect subsidiaries, whether known or unknown, accrued or not accrued, fixed or contingent, including without limitation, the following:

            (a) Any liability for breaches by Seller or any of its respective direct or indirect subsidiaries on or prior to the Closing Date of any contract or any other instrument, contract or purchase order or any liability for payments or amounts due under any Contract or any other instrument, contract or purchase order on or prior to the Closing Date;

            (b) Any liability or obligation for Taxes attributable to or imposed upon Seller or any of its direct or indirect subsidiaries for any period (or portion thereof) through the Closing Date, including, without limitation, any Taxes attributable to or arising from the transactions contemplated by this Agreement unless such Taxes are attributable to Buyer's failure to comply with its obligations under this Agreement;

            (c) Any liability or obligation for or in respect of any loan, other indebtedness for money borrowed, or account payable of Seller or any of its direct or indirect subsidiaries, including any such liabilities owed to Affiliates of Seller;

            (d) Any liability or obligation arising as a result of any legal or equitable action or judicial or administrative proceeding initiated at any time, to the extent relating to any action or omission on or prior to the Closing Date by or on behalf of Seller or any of its direct or indirect subsidiaries, including, without limitation, any liability for infringement of intellectual property rights, breach of product warranty, injury or death caused by products, or violations of federal or state securities or other laws;

            (e) Any liability or obligation arising on or prior to the Closing Date out of any "employee benefit plan," as such term is defined by the Employee Retirement Income Security Act of 1974 ("ERISA") or other employee benefit plans, except for accrued vacation payments for Transferred Employees under Section 7.1(b);

            (f) Any liability or obligation for making payments of any kind (including as a result of the sale of Purchased Assets or as a result of the termination of employment by Seller of employees, or other claims arising out of the terms and conditions of employment with Seller(except as provided in Section 7.1(b)) or severance pay or otherwise) to employees of Seller or in respect of payroll taxes for employees of Seller;

            (g) Any liability of Seller incurred in connection with the making or performance of this Agreement and the transactions contemplated hereby;

            (h) Any liability of Seller arising out of the violation of or failure to comply with any Environmental Regulations (as hereinafter defined) applicable to Seller's manufacture or sale of the Products; and

            (i) Any costs or expenses of Seller incurred in connection with shutting down, deinstalling and removing equipment not purchased by Buyer, and the costs associated with all contracts and agreements of Seller not assumed by Buyer.

      2.4   PURCHASE PRICE.

            (a) Subject to the terms and conditions of this Agreement, in consideration of the Seller's sale of the Purchased Assets under Section 2.1, Buyer agrees (a) to deliver to Seller or an account or accounts designated by Seller $9,000,000.00 in immediately available funds (the "Immediate Consideration"); (b) to deliver to an escrow agent to be designated by Seller (the "Escrow Agent") or an account or accounts (the "Escrow Fund") designated by Escrow Agent $1,000,000.00 in immediately available funds, which consideration shall be subject to the provisions of the Escrow Agreement substantially in the form attached as Exhibit A to this Agreement (the "Escrow Consideration" and together with the Immediate Consideration, the "Purchase
Price"), and (c) to assume the Assumed Liabilities.   All payments under this
Section 2.4 shall be (i) made in the form of certified or official bank check payable to the recipient, or, at the recipient's option, by wire transfer, and
(ii) in US dollars.

      2.5 ALLOCATION OF PURCHASE PRICE. The Purchase Price shall be allocated among the Purchased Assets and any Non-Competition Agreements (as defined in Section 6.14 herein) as provided in Exhibit B for purposes of complying with the requirements of Section 1060 of the Code and the regulations thereunder. Buyer and Seller agree to each prepare and file on a timely basis with the Internal Revenue Service (and applicable state tax authorities) substantially identical and supplemental Internal Revenue Service Forms 8594 (and corresponding state tax forms) consistent with Buyer's allocation of the Purchase Price. If any Tax authority challenges such allocation, the party receiving notice of such challenge shall give the other prompt written notice thereof and the parties shall cooperate in order to preserve the effectiveness of such allocation. Buyer shall notify Seller within ninety (90) days after Closing of Buyer's proposed allocation of the Purchase Price.

3.    CLOSING.

      3.1 CLOSING. Subject to the terms and conditions of this Agreement, the Closing shall take place on such date, as soon as practicable after all conditions precedent in Sections 8 and 9 have been satisfied or waived, as the parties may agree, but in any case no later than 9:00 a.m. Pacific Daylight Time October 30, 2002 (the "Closing Date") at the offices of Stoel Rives LLP, 900 S.W. Fifth Avenue, Portland, Oregon.

      3.2 ACTIONS AT THE CLOSING. At the Closing, Seller shall deliver the Purchased Assets to Buyer, Buyer shall deliver the Immediate Consideration to Seller and deliver the Escrow Consideration to the Escrow Agent, and Buyer and Seller shall take such actions and execute and deliver such agreements, bills of sale, and other instruments and documents as necessary or appropriate to effect the transactions contemplated by this Agreement in accordance with its terms, including without limitation the following:

            (a) BILL OF SALE; ASSIGNMENT AND ASSUMPTION AGREEMENT. Seller shall deliver to Buyer a general Bill of Sale substantially in the form attached as Exhibit C and with respect to each Contract, an Assignment and Assumption Agreement substantially in the form attached as Exhibit D (the "Transfer Documents") in each case duly executed by Seller, and in the aggregate assigning to Buyer all of Seller's right, title and interest in and to the Purchased Assets. Buyer shall duly execute the Assignment and Assumption Agreement. Buyer may designate one or more of its Affiliates as the recipient of certain of the Purchased Assets, and as the party to assume certain of the Assumed Liabilities, in which case Seller shall transfer such Purchased Assets and Assumed Liabilities to Buyer or the Affiliate(s) designated by Buyer pursuant to such Transfer Documents; provided, that Buyer shall remain liable for the performance of the Assumed Liabilities in the event it assigns the Assumed Liabilities to an Affiliate.

            (b) PURCHASE PRICE. Buyer shall deliver the Immediate Consideration to Seller and the Escrow Consideration to Escrow Agent.

            (c) TITLE. To the extent such information relates solely to the Purchased Assets, Seller shall provide reasonable evidence of valid title to such of the Purchased Assets as Buyer may reasonably request in writing prior to the Closing, in form and substance reasonably satisfactory to Buyer.

            (d) THIRD PARTY CONSENTS AND ASSIGNMENTS. Seller shall deliver to Buyer any assignments, and any required consents to assignment, that it has obtained in respect of the Contracts, duly executed by parties having the authority to so assign or consent to assign, in form and substance as Buyer shall reasonably request.

            (e) SELLER DOCUMENTS. At the Closing, Seller shall execute and deliver to Buyer the Technology License Agreement, the Manufacturing Services Agreement, the documents required under Section 8 of this Agreement and any other closing documents reasonably requested by Buyer.

            (f) BUYER DOCUMENTS. At the Closing, Buyer shall execute and deliver to Seller the Technology License Agreement, the Manufacturing Services Agreement, the documents required under Section 9 of this Agreement and any other closing documents reasonably requested by Seller.

            (g) POST-CLOSING ACTIONS. Subsequent to the Closing Date, Seller shall, and shall cause any Affiliate of Seller to, from time to time execute and deliver, upon the reasonable request of Buyer, all such other and further materials and documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Buyer to effect, record or verify the transfer to and vesting in Buyer of Seller's and any of Seller's Affiliates' right, title and interest in and to the Purchased Assets, free and clear of all Liens in accordance with the terms of this Agreement.

4.    REPRESENTATIONS AND WARRANTIES OF SELLER.

      Each representation and warranty set forth below is qualified by any exception or disclosures set forth in the Seller Disclosure Schedule attached hereto, which exceptions specifically reference the Section(s) to be qualified. In all other respects, each representation and warranty set out in this Section 4 is not qualified in any way whatsoever, will not merge on Closing or by reason of the execution and delivery of any agreement, document or instrument at the Closing, will remain in force on and after the Closing Date, is given with the intention that liability is not confined to breaches discovered before Closing, is separate and independent and is not limited by reference to any other representation or warranty or any other provision of this Agreement, and is made and given with the intention of inducing the Buyer to enter into this Agreement. Seller represents and warrants to Buyer as follows:

      4.1 ORGANIZATION, STANDING AND POWER. Seller is a corporation duly organized and validly existing under the laws of the State of Oregon. Seller has the requisite corporate power and authority and all necessary permits, authorizations, consents, and approvals of all Governmental Entities to own, lease and operate its properties and to carry on the manufacture and sale of the Products as now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Products. Seller is duly qualified or licensed as a foreign corporation to do business, and, where applicable, is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Products.

      4.2 AUTHORITY. The execution and delivery of this Agreement (and all other agreements and instruments contemplated under this Agreement) by Seller, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the Board of Directors of Seller, and no other act or proceeding on the part of or on behalf of Seller or its shareholders is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. The signatory officers of Seller have the power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Seller pursuant hereto, to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Seller pursuant to the provisions hereof and thereof.

      4.3 EXECUTION AND BINDING EFFECT. This Agreement has been duly and validly executed and delivered by Seller and constitutes, and the other agreements and instruments to be executed and delivered by Seller pursuant hereto, upon their execution and delivery by Seller, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Buyer), legal, valid and binding agreements of Seller, enforceable against Seller in accordance with their respective terms except as enforceability may be limited by bankruptcy, insolvency, moratorium, or other laws affecting the enforcement of creditors' rights generally or provisions limiting competition, and by equitable principles.

      4.4 CONSENTS AND APPROVALS OF GOVERNMENTAL ENTITIES. Other than the Governmental Authorizations, there is no requirement applicable to Seller to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Seller of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Seller pursuant hereto or the consummation by Seller of the transactions contemplated herein or therein.

      4.5 NO VIOLATION. Neither the execution, delivery and performance of this Agreement and all of the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws of Seller, (b) except with respect to the Required Consents described in Section 4.6, conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Seller is a party or by which Seller or any of the Purchased Assets may be bound, (c) violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Seller or by which any properties or assets of Seller may be bound, or (d) result in any cancellation of, or obligation to repay, any grant, loan or other financial assistance received by Seller from any Governmental Entity. No "bulk sales" legislation applies to the transactions contemplated by this Agreement.

      4.6 CONSENTS. Schedule 4.6 sets forth each agreement, contract or other instrument binding upon Seller requiring a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except such consents as would not, individually or in the aggregate, have a Material Adverse Effect if not received by the Closing Date (each a "Required Consent").

      4.7    [Intentionally left blank]

      4.8 ABSENCE OF CERTAIN CHANGES. Since May 31, 2002, Seller has conducted the manufacture and sale of the Products in the ordinary course consistent with past practice and Seller, with respect only to the Purchased
Assets:

            (a) has not created, incurred or assumed (i) any borrowings under capital leases, or (ii) any obligation which in any material way affect the Purchased Assets;

            (b) has not changed in any manner the compensation of, or agreed to provide additional benefits to, or enter into any employment agreement with, any Employee (as hereinafter defined);

            (c) has maintained insurance coverage in amounts adequate to cover the reasonably anticipated risks of the business conducted with the Purchased Assets;

            (d) has not acquired or agreed to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, which acquisition is or would be material, individually or in the aggregate, to the Purchased Assets.

            (e) has not sold, disposed of or encumbered any of the Purchased Assets or licensed any Purchased Assets to any Person except for the sale of Inventory (as hereinafter defined) in the normal course of business consistent with past practice;

            (f) has not engaged in any special promotion which promotes the sale of Inventory with highly discounted terms;

            (g) with the exception of this Agreement, has not entered into any agreements or commitments relating to the Purchased Assets, except in the ordinary course of business;

            (h) has complied in all material respects with all laws and regulations applicable to the Purchased Assets;

            (i) has not entered into any agreement with any third party for the distribution of any of the Purchased Assets, except in the ordinary course of business;

            (j)  has not changed or announced any change to the Products;

            (k) has not expanded the use of the Purchased Assets within the organization of Seller beyond any use consistent with Seller's past practices;

            (l) has not violated, amended or otherwise changed, in any way the terms of any of the Contracts;

            (m) has not commenced a lawsuit related to or involving the Purchased Assets other than (a) for the routine collection of bills; or (b) for a breach of this Agreement; or

            (n)  made any agreement to do any of the foregoing.

      4.9   ASSETS GENERALLY.

            (a) With the exception of the Seller Trademarks, the Purchased Assets and the Intellectual Property to be licensed to Buyer under the Technology License Agreement (the "Licensed Intellectual Property") include all properties, tangible and intangible, and only such properties currently used by Seller and necessary for Buyer to manufacture and sell the Products after the Closing Date in a manner substantially equivalent to the manner in which Seller has manufactured and sold the Products prior to and through the Closing Date. Other than the Seller Trademarks, the Licensed Intellectual Property, the Required Consents and the Governmental Approvals, no licenses or other consents from, or payments to, any other Person are or will be necessary for Buyer to use the Purchased Assets in the manner in which Seller has used the same.

            (b) Seller holds good title or license to or leasehold interest in all of the Purchased Assets and the Licensed Intellectual Property, subject to any Required Consents or Governmental Approvals, has the complete and unrestricted power and the unqualified right to sell, assign and deliver the Purchased Assets to Buyer. Upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good title or license to or leasehold interest in the Purchased Assets free and clear of any Liens and there exists no restriction on the use or transfer of the Purchased Assets, except as may be assumed hereunder by Buyer as an Assumed Liability. No Person other than Seller has any right or interest in the Purchased Assets, including the right to grant interests in the Purchased Assets to third parties, except for Purchased Assets licensed or leased from the third parties which are set forth in Schedule 4.9 and identified as such.

            (c) None of the Purchased Assets that constitute tangible personal property is held under any lease, security agreement, conditional sales contract, lien, or other title retention or security arrangement.

            (d) Except as provided in this Agreement, no restrictions will exist on Buyer's right to sell, resell, license or sublicense any of the Purchased Assets in the same manner in which Seller sold, resold, licensed, or sublicensed the Purchased Assets, nor will any such restrictions be imposed on Buyer as a consequence of the transactions contemplated by this Agreement or by any agreement referenced in this Agreement.

            (e) All of the Purchased Assets are in good operating condition and repair, as required for their use by Seller as presently conducted, and conform to all applicable laws, and no notice of any violation of any law relating to any of the Purchased Assets or Assumed Liabilities has been received by Seller.

      4.10  INTELLECTUAL PROPERTY.

            (a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including without limitation, the execution, delivery and performance of the Technology License Agreement, will not breach, violate or conflict with any instrument or agreement governing the Licensed Intellectual Property or any other intellectual property necessary or required for, or used in, the manufacture and sale of the Products and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of the Licensed Intellectual Property or any other such Intellectual Property or in any material way impair the right of Buyer or any of its affiliates to use, sell, license or dispose of, or to bring any action for the infringement of, any such intellectual property or portion thereof;

            (b) Neither the development, manufacture, marketing, license, sale, or use of Products by Buyer, nor the use of the Licensed Intellectual Property by Buyer after the Closing Date, in each case in substantially the same manner as conducted or used by Seller prior to the Closing Date, will violate any license or agreement to which Seller is a party or infringe any copyright, patent, trademark, service mark, trade secret or other intellectual property or other proprietary right of any other party. All patents and copyrights owned by Seller that relate to the Products or the Licensed Intellectual Property are valid and subsisting. There is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Purchased Assets (including without limitation the Licensed Intellectual Property) necessary or required for, or used in, the manufacture and sale of the Products as presently conducted nor is there any basis for any such claim, nor has Seller received any notice asserting that any such Purchased Asset (including without limitation the Licensed Intellectual Property) or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor is there any basis for any such assertion. There is no material unauthorized use, infringement or misappropriation on the part of any third party of the Purchased Assets (including without limitation the Licensed Intellectual Property); and

            (c) Seller has taken reasonable steps (including, without limitation, entering into confidentiality and non disclosure agreements with all current officers, if any, and employees of Seller located at Seller's facility located at Chelmsford, Massachusetts (the "Chelmsford Facility") to maintain the secrecy and confidentiality of, and its proprietary rights in, all trade secrets owned by Seller that are necessary or required for, or used in, the manufacture and sale of the Products as presently conducted. The Seller Disclosure Schedule contains a complete and accurate list of all applications, filings and other formal actions made or taken pursuant to federal, state, local and foreign laws by Seller to perfect or protect its interest in the Purchased Assets, including, without limitation, all patents, patent applications, service marks and copyright or mask work registrations.

            (d) All fees to maintain Seller's rights in the Licensed Intellectual Property, including, without limitation, patent and trademark registration and prosecution fees and all professional fees in connection therewith pertaining to the Intellectual Property due and payable on or before the Closing Date, have been paid by Seller or will be paid by Seller within a reasonable period after the Closing.

      4.11  SUPPLY AGREEMENTS.

            (a) The Seller Disclosure Schedule contains a list (including names, addresses, contact names and telephone numbers), which is complete in all material respects, of all agreements or other arrangements pursuant to which Seller is obligated to supply the Products (such agreements, as supplemented below, are referred to collectively as the "Supply Agreements"). Seller has provided an accurate and complete copy of all Supply Agreements to Buyer. All such Supply Agreements are in full force and effect and are valid and effective in accordance with their respective terms against Seller, as the case may be, and against the other party thereto. Seller holds right, title and interest under the terms of each Supply Agreement free of all Liens.
Seller is not in material default under any such Supply Agreements (or has caused an event which with notice or lapse of time, or both, would constitute a material default), nor to the Knowledge of Seller is the other party thereto in default (or has caused an event which with notice or lapse of time, or both, would constitute a default) under any such Supply Agreements.

            (b) Seller has not entered into any agreement under which Seller is restricted from selling, licensing or otherwise distributing the Products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

            (c) After the Closing, with the exception of purchase orders described on Schedule 4.11(c) or entered into in the ordinary course of business and accepted by Seller prior to the Closing, Buyer will not be prevented by any act of Seller from changing prices charged to existing or future customers of the Products.

            (d) Seller has not granted any third party the right to supply the Products to any other third party. No agreement for supply of the products or services by Seller obligates Seller, and no agreement would obligate Buyer after the Closing Date, to provide any change in specification of such products or services or to provide new products or services. No agreement pursuant to which Seller has licensed the use of any products to any third party obligates Seller to provide any change in specification in the performance of such products or to provide new products or services.

      4.12 WARRANTIES AND INDEMNITIES. The Seller Disclosure Schedule sets forth a summary of all warranties and indemnities, express or implied, relating to the Purchased Assets, and no warranty or indemnity has been given by Seller which is not listed on the Seller Disclosure Schedule or which differs therefrom in any material respect. Seller is in compliance with all warranties summarized in the Seller Disclosure Schedule. The Seller Disclosure Schedule also indicates all warranty and indemnity claims pending against Seller.

      4.13  REAL PROPERTY.

            (a) Seller is the lessee under the lease described in Schedule 4.13, which lease is in full force and effect (the "Lease"). The Lease is valid and effective in accordance with its respective terms against Seller and the other party thereto. Seller has delivered to Buyer a true, correct and complete copy of the Lease. The premises or property described in the Lease are presently occupied or used by Seller as lessee under the terms of the Lease. Seller is the legal and equitable owner and holder of the leasehold interest in the Lease. Seller has all right, title and interest of the lessee under the terms of the Lease. Seller is not in material default under the Lease (and has not caused an event which with notice or lapse of time, or both, would constitute a material default), and to the Knowledge of Seller, the other party thereto is not in default (and has not caused an event which with notice or lapse of time, or both, would constitute a default) under the Lease.

            (b) No violation of any law, regulation or ordinance, including without limitation, laws, regulations or ordinances relating to zoning, environmental, city planning or similar matters) relating to any Purchased Assets currently exists or has existed at any time except for violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchased Assets. There are no investigations affecting any of the Purchased Assets pending or, to the Knowledge of Seller threatened, which might materially detract from the value of such Purchased Assets, materially interfere with any present or intended use of any such Purchased Assets or have a Material Adverse Effect on the marketability of the Purchased Assets.

      4.15 INVENTORIES. Schedule 4.15 sets forth all of the unique inventory of the Company related to the Products (the "Inventory"). All Inventories are and will be items of a quality usable or salable in the ordinary and usual course of business.

      4.16 COMPLIANCE WITH LAWS. Except as otherwise provided herein, the manufacture and sale of the Products by Seller have been and are currently conducted in compliance with all applicable federal, state, local, and foreign laws, ordinances, governmental rules, and other requirements of Governmental Entities having jurisdiction over the same.

      4.17  EMPLOYEES.

            (a) All employees, consultants, officers, directors and shareholders of Seller or any Seller Subsidiary that have had access to the Licensed Intellectual Property are parties to a written agreement (a "Confidentiality Agreement"), under which each such person or entity (i) is obligated to disclose and transfer to Seller, without the receipt by such person of any additional value therefor (other than normal salary or fees for consulting services), all inventions, developments and discoveries which, during the period of employment with or performance of services for Seller, he or she makes or conceives of either solely or jointly with others, that relate to any subject matter with which his or her work for Seller may be concerned, or relate to or are connected with the Products, products or projects of Seller, or involve the use of the time, material or facilities of Seller, and
(ii) is obligated to maintain the confidentiality of proprietary information of Seller. To the Knowledge of Seller, none of Seller's employees, consultants, officers or directors is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict with their obligation to promote the interests of Seller with regard to the Purchased Assets or that would conflict with the Purchased Assets. Neither the execution nor the delivery of this Agreement, nor the manufacture and sale of the Products by Seller's employees and consultants, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a material default under, any contract, covenant or instrument under which any of such persons or entities are now obligated. It is not necessary nor will it be necessary for Seller to utilize in the manufacture and sale of the Products any inventions of any of such persons or entities (or people it intends to hire) made or owned prior to their employment by or affiliation with Seller. To the Knowledge of Seller, none of Seller's employees, consultants, officers, directors or shareholders that has had knowledge or access to information relating to the Purchased Assets has taken, removed or made use of any proprietary documentation, manuals, products, materials, or any other tangible item from his or her previous employer relating to the Purchased Assets, except to the extent that any such activities would not have a Material Adverse Effect on the Purchased Assets.

            (b) Except for the Confidentiality Agreements, there are no written or oral contracts of employment between Seller and any Transferred Employee (as hereinafter defined).

            (c) The Seller is not a party to a collective bargaining agreement with any trade union covering any employees associated with the Products, the Seller's employees associated with the Products are not members of a trade union certified as a bargaining agent with the Seller and no proceedings to implement any such collective bargaining agreement or certifications with respect to such employees are pending.

      4.18 EMPLOYEE BENEFIT AND COMPENSATION PLANS. Buyer will incur no liability with respect to, or on account of, and Seller will retain any liability for, and on account of, any employee benefit plan of Seller, any of its Affiliates or any predecessor employer of any employee, including, but not limited to, liabilities Seller may have to such employees under all employee benefit schemes, incentive compensation plans, bonus plans, pension and retirement plans, vacation plans (except as provided in Section 7.1(b)), profit-sharing plans (including any profit-sharing plan with a cash-or-deferred arrangement) share purchase and option plans, savings and similar plans, medical, dental, travel, accident, life, disability and other insurance and other plans or arrangements, whether written or oral and whether "qualified" or "non-qualified," or to any employee as a result of termination of employment by Seller as contemplated by this Agreement. Schedule 4.18 contains a list of the retirement plans, pension plans, and employee benefit plans which Seller has maintained or contributed to, or been obligated or required to contribute to, on behalf of the Transferred Employees (as defined in Section 7.1(a)). Seller is not a party to any collective bargaining agreement covering any employee associated with the Products and Seller knows of no effort to organize any such employee as a part of any collective bargaining unit. The Seller has complied with all of its obligations (including obligations to make contributions) in respect of the pension funds of which its employees associated with the Products are members, there is no outstanding liability of the Seller or any of its Affiliates to any such funds and all such funds are fully funded to meet all potential claims for benefits by any and all such employees and any former employee associated with the Products.

      4.19 TAXES. All Taxes relating to the Purchased Assets have been or will be paid by Seller for all periods (or portions thereof) prior to and including the Closing Date. Seller and any other person required to file returns or reports of Taxes have duly and timely filed (or will file prior to the Closing Date) all returns and reports of Taxes relating to the Purchased Assets required to be filed prior to such date, and all such returns and reports are true, correct, and complete. There are no liens for Taxes on any of the Purchased Assets. Seller has complied with all record keeping and tax reporting obligations relating to income and employment taxes due with respect to compensation paid to employees or independent contractors associated with the Products. Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code. There are no pending or, to the Knowledge of Seller, threatened proceedings with respect to Taxes relating to the Purchased Assets, and there are no outstanding waivers or extensions of statutes of limitations with respect to assessments of such Taxes. No agreement or arrangement regarding compensation of any employee associated with the Products provides for any payments which could result in a nondeductible expense to the Buyer pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code.

      4.20  [Intentionally left blank]

      4.21  ENVIRONMENTAL MATTERS.

            (a) DEFINITIONS. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

                  (i) "ENVIRONMENTAL CONDITIONS" shall mean any environmental contamination or pollution or threatened contamination or pollution of, or the Release or threatened Release of Hazardous Materials into, the surface water, groundwater, surface soil, subsurface soil, air and land.

                  (ii) "ENVIRONMENTAL LAWS" shall mean all federal, regional, state, county or local laws, statutes, ordinances, decisional law, rules, regulations, codes, orders, decrees, directives and judgments relating to public health or safety, pollution, damage to or protection of the environment, Environmental Conditions, Releases or threatened Releases of Hazardous Materials into the environment or the use, manufacture, processing, distribution, treatment, storage, generation, disposal, transport or handling of Hazardous Materials, whether existing in the past or present or hereafter enacted, rendered, adopted or promulgated. Environmental Laws shall include, but are not limited to, the following laws, and the regulations promulgated thereunder, as the same may be amended from time to time: the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. 9601 et seq.) ("CERCLA"); the Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.) ("RCRA"); the Clean Air Act (42 U.S.C. 7401 et seq.); the Clean Water Act (33 U.S.C. 1251 et seq.).

                  (iii) "ENVIRONMENTAL PERMITS" shall mean all permits, authorizations, registrations, certificates, licenses, approvals or consents required under or issued by any Governmental Entity pursuant to Environmental Laws.

                   (iv) "HAZARDOUS MATERIALS" shall mean any toxic or hazardous substance, material or waste and any pollutant or contaminant, or infectious or radioactive substance or material, or any substances, materials and wastes defined or regulated under any Environmental Laws, including without limitation, petroleum, polychlorinated byphenyls and urea formaldehyde.

                  (v) "RELEASE" shall mean any intentional or unintentional release, discharge, spill, leaking, pumping, pouring, emitting, emptying, injection, disposal or dumping.

            (b)   Seller represents and warrants:

                  (i) PERMITS. Seller possesses all Environmental Permits relating to the facility transferred as part of the Purchased Assets (the "Facility"). Each Environmental Permit issued to Seller is in full force and effect. Seller is in material compliance with all requirements, terms and provisions of the Environmental Permits issued to Seller and relating to the Facility, and has filed on a timely basis (and updated as required) all reports, notices, applications or other documents required to be filed pursuant to the Environmental Permits. Schedule 4.21 lists all of the Environmental Permits relating to the Facility which have been issued to or are held by Seller which by their terms or by operation of law will expire or otherwise become ineffective on or before the Closing Date or within sixty (60) days thereafter.

                  (ii) COMPLIANCE WITH ENVIRONMENTAL LAWS. The manufacture and sale of the Products is, and at all times has been, in material compliance with all Environmental Permits and Environmental Laws applicable to the Purchased Assets.

                  (iii) REPORTS, DISCLOSURES AND NOTIFICATIONS. Seller has filed on a timely basis (and updated as required) all material reports, disclosures, notifications, applications, pollution prevention, stormwater prevention or discharge prevention or response plans or other emergency or contingency plans required to be filed under Environmental Laws applicable to the Facility, including without limitation, Title III of the Superfund Amendments and Reauthorization Act, 42 U.S.C. {section}11001 et seq.; provided that Seller makes no representations regarding and disclaims all liability for any actions or inactions of any landlord of any facilities transferred as part of the Purchased Assets.

                  (iv) NOTICES. Seller has not received any notice that any of the Purchased Assets: (i) is in violation of the requirements of any Environmental Permit or Environmental Laws; (ii) is the subject of any suit, claim, proceeding, demand, order, investigation or request or demand for information arising under any Environmental Permit or Environment Laws; or
(iii) has actual or potential liability under any Environmental Laws, including without limitation CERCLA, RCRA, or any comparable state or local Environmental Laws.

                  (v) NO REPORTING OR REMEDIATION OBLIGATIONS. There are no Environmental Conditions or other facts, circumstances or activities arising out of or relating to the Purchased Assets, or the use, operation or occupancy by Seller of the Purchased Assets that result or reasonably could be expected to result in (A) any obligation of Seller pursuant to Environmental Laws to file any report or notice, to conduct any investigation, sampling or monitoring or to effect any environmental cleanup or remediation, whether onsite or offsite; or (B) liability, either to Governmental Entities or third parties, for damages specifically provided for under Environmental Laws (whether to persons, property or natural resources), cleanup costs or remedial costs of any kind or nature whatsoever.

                  (vi) LIENS AND ENCUMBRANCE. No federal, state, local or municipal governmental agency or authority has obtained or asserted an encumbrance or lien upon the Purchased Assets as a result of any Release, use or cleanup of any Hazardous Material for which Seller is legally responsible, nor has any such Release, use or cleanup occurred which could result in the assertion or creation of such a lien or encumbrance.

                  (vii) STORAGE TRANSPORT OR DISPOSAL OF HAZARDOUS MATERIALS.

                        (A) There is not now nor has there ever been located on the Facility any areas or vessels used or intended for the treatment, storage or disposal of Hazardous Materials, including, but not limited to, drum storage areas, surface impoundments, incinerators, landfills, tanks, lagoons, ponds, waste piles or deep well injunction systems.

                        (B) Except in material compliance with Environmental Laws, Seller, in connection with the Purchased Assets, has not transported for, or arranged for the transportation of, storage, treatment or disposal, by contract, agreement or otherwise, or arranged for the transportation, storage, treatment or disposal of any Hazardous Material at or to any location including, without limitation, any location used for the treatment, storage or disposal of Hazardous Materials.

                  (viii)FUTURE LAWS. There are no Environmental Laws currently enacted or promulgated, but as to which compliance is not yet required, that would require Seller or Buyer to take any action with regard to the Purchased Assets within one (1) year from the Closing Date in order to comply with such Environmental Laws.

      4.22  MATERIAL CONTRACTS.

            (a) Schedule 4.22 contains a list of all Contracts which are material to the Purchased Assets ("Material Contracts"). "Material Contracts" shall consist of the following and shall be categorized in the Seller Disclosure Schedule as follows:

                  (i) each Contract (other than routine purchase orders given and pricing quotes received in the ordinary course of business and covering a period of less than one year) for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services relating to the Purchased Assets: (A) paid or otherwise gave consideration of more than $50,000 in the aggregate during the fiscal year ended May 25, 2002, (B) is likely to pay or otherwise give consideration of more than $50,000 in the aggregate during the fiscal year ending May 31, 2003,
(C) is likely to pay or otherwise give consideration of more than $100,000 in the aggregate over the remaining term of such contract or (D) cannot be canceled without penalty or further payment of less than $50,000;

                  (ii) each customer contract and agreement relating to the Purchased Assets (other than routine purchase orders, pricing quotes with open acceptance and other tender bids, in each case, entered into in the ordinary course of business and covering a period of less than one year) which (A) involved consideration of more than $50,000 in the aggregate during the fiscal year ended May 25, 2002, (B) is likely to involve consideration of more than $50,000 in the aggregate during the fiscal year ending May 31, 2003, (C) is likely to involve consideration of more than $100,000 in the aggregate over the remaining term of the contract or (D) cannot be canceled;

                  (iii) (A) all distributor, manufacturer's representative, broker, franchise, agency and dealer contracts and agreements relating to the Purchased Assets (specifying on a matrix, in the case of distributor agreements, the name of the distributor, product, territory, termination date and exclusivity provisions) and (B) all sales promotion, market research, marketing and advertising contracts and agreements relating to the Purchased Assets which: (1) involved consideration of more than $50,000 in the aggregate during the fiscal year ended May 25, 2002 or (2) are likely to involve consideration of more than $50,000 in the aggregate during the fiscal year ending May 31, 2003 or (3) are likely to involve consideration of more than $100,000 in the aggregate over the remaining term of the contract;

                  (iv) all management contracts with independent contractors or consultants (or similar arrangements) relating to the Purchased Assets and which (A) involved consideration of more than $50,000 in the aggregate during the fiscal year ended May 25, 2002, (B) are likely to involve consideration of more than $50,000 in the aggregate during the fiscal year ending May 31, 2003 or (C) are likely to involve consideration of more than $100,000 in the aggregate over the remaining term of the contract;

                  (v) all contracts and agreements related to the Purchased Assets (excluding routine checking account overdraft agreements involving petty cash amounts) under which Seller has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness;

                  (vi) all contracts and agreements that limit the ability of any Person related to the Purchased Assets, or any of its affiliates, to compete in any line of business or with any person or in any geographic area or during any period of time, or to solicit any customer or client;

                  (viii)all contracts related to the Purchased Assets pursuant to which Seller has agreed to supply products to a customer at specified prices, whether directly or through a specific distributor, manufacturer's representative or dealer; and

                  (ix) all other contracts (A) which are material to the Purchased Assets or (B) the absence of which would have a Material Adverse Effect on the Purchased Assets, or (C) which are believed by Seller to be of unique value even though not material to the Purchased Assets.

            (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Purchased Assets, each license, each Material Contract and each other material contract or agreement relating to the Purchased Assets which would have been required to be disclosed in Schedule
4.22 had such contract or agreement been entered into prior to the date of this Agreement, is a legal, valid and binding agreement, and none of the Material Contracts is in material default by its terms or has been canceled by the other party; Seller is not in receipt of any claim of default under any such agreement; and Seller does not anticipate any termination or change to, or receipt of a proposal with respect to, any such agreement as a result of the transactions contemplated hereby. Seller has furnished Buyer with accurate and complete copies of all such agreements together with all amendments, waivers or other changes thereto.

      4.23 PRODUCTS. Each of the products and services produced, sold or provided by Seller in connection with the Purchased Assets is, and at all times has been, in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations and is, and at all relevant times has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in connection with the sale of such product or service. There is no design defect with respect to any of such products to, and each of such products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable laws and current industry practice with respect to its contents and use.

      4.24 PRODUCT LIABILITY. There are no claims, actions, suits, inquiries, proceedings or investigations pending by or against Seller, relating to the Products and containing allegations that such products are defective or were improperly designed or manufactured or improperly labeled or otherwise improperly described for use.

      4.25  LITIGATION; OTHER CLAIMS.

            (a) There are no claims, actions, suits, inquiries, proceedings, or investigations against Seller, or any of its officers, directors or shareholders, relating to the Purchased Assets or the Licensed Intellectual Property which are pending or, to the Knowledge of Seller, threatened, at law or in equity or before or by any Governmental Entity that could reasonably be expected to result either individually or in the aggregate, in a Material Adverse Effect on the manufacture and sale of the Products, or which challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby and no Governmental Entity has at any time challenged or questioned the legal right of Seller to manufacture, offer or sell any of its products or services in the present manner or style thereof.

            (b) There are no grievance or arbitration proceedings pending or, to the Knowledge of Seller, threatened, and there are no actual or, to the Knowledge of Seller, threatened strikes or work stoppages with respect to the Purchased Assets, nor is Seller aware of any basis for such proceedings or events.

      4.26 DEFAULTS. Seller is not in default under or with respect to any judgment, order, writ, injunction or decree of any court or any Governmental Entity which could reasonably be expected to have a Material Adverse Effect on the Purchased Assets. There does not exist any default by Seller or, to the Knowledge of Seller, by any other Person, or event that, with notice or lapse of time, or both, would constitute a material default under any agreement entered into by Seller as part of the operations relating to the Purchased Assets which could reasonably be expected to have a Material and Adverse Effect on the Purchased Assets, and no notices of breach thereof have been received by Seller.

      4.27 SCHEDULES. The schedules describing the Purchased Assets are complete and accurate and describe the Purchased Assets.

      4.28  [Intentionally left blank]

      4.29 BROKERS AND FINDERS. Neither Seller nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

      4.30 FAIR CONSIDERATION; NO FRAUDULENT CONVEYANCE. The sale of the Purchased Assets pursuant to this Agreement is made in exchange for fair and equivalent consideration. Seller is not now insolvent and will not be rendered insolvent by the sale, transfer and assignment of the Purchased Assets pursuant to the terms of this Agreement. Seller is not entering into this Agreement or any of the other agreements referenced in this Agreement with the intent to defraud, delay or hinder its creditors and the consummation of the transactions contemplated by this Agreement, and the other agreements referenced in this Agreement, will not have any such effect. The transactions contemplated in this Agreement or any agreements referenced in this Agreement will not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of Seller to any of the Purchased Assets after the Closing.

      4.31 INSURANCE. There is no claim by Seller pending under any insurance policies or fidelity bonds covering the Purchased Assets as to which coverage has been questioned, denied or disputed by the underwriters of such policies and bonds. All premiums due and payable under all such policies and bonds have been paid and Seller is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the Knowledge of Seller, there is no threatened termination of, or material premium increase with respect to, any of such policies.

5.    REPRESENTATIONS AND WARRANTIES OF BUYER.

      Each representation and warranty set forth below is qualified by any exception or disclosures set forth in the Buyer Disclosure Schedule attached hereto, which exceptions specifically reference the Section(s) to be qualified. In all other respects, each representation and warranty set out in this Section 5 is not qualified in any way whatsoever, will not merge on Closing or by reason of the execution and delivery of any agreement, document or instrument at the Closing, will remain in force on and after the Closing Date, is given with the intention that liability is not confined to breaches discovered before Closing, is separate and independent and is not limited by reference to any other representation or warranty or any other provision of this Agreement, and is made and given with the intention of inducing the Seller to enter into this Agreement. Buyer represents and warrants to Seller as follows:

      5.1 ORGANIZATION. Buyer is a corporation duly formed and validly existing under the laws of Delaware, and has full corporate power and authority and the legal right to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, and to consummate the transactions contemplated hereby and thereby.

      5.2 AUTHORITY. The execution and delivery of this Agreement (and all other agreements and instruments contemplated hereunder) by Buyer, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the Board of Directors of Buyer, and no other act or proceeding on the part of Buyer or its shareholders is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. The signatory officers of Buyer have the power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Buyer pursuant to the provisions hereof and thereof.

      5.3 EXECUTION AND BINDING EFFECT. This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, upon their execution and delivery by Buyer, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Seller), legal, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, or other laws affecting the enforcement of creditors' rights generally or provisions limiting competition, and by equitable principles.

      5.4 CONSENT AND APPROVALS. There is no requirement applicable to Buyer to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Buyer of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, except for filings (a) which are referred to in the Seller Disclosure Schedule or (b) the failure of making which would not have a Material Adverse Effect on the ability of the parties to complete the transactions contemplated hereby.

      5.5 NO VIOLATION. Neither the execution, delivery and performance of this Agreement and of all the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws of Buyer, (b) conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, except where the conflict, violation, breach, default, required consent, termination, cancellation, or acceleration would not have a Material Adverse Effect on the ability of the parties to complete the transactions contemplated hereby, or (c) violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Buyer or by which any of its properties or assets may be bound, except where the conflict, violation, breach, default, required consent, termination, cancellation, or acceleration would not have a Material Adverse Effect on the ability of the parties to complete the transactions contemplated hereby.

6.    COVENANTS.

      6.1   ACCESS TO INFORMATION.

            (a) Prior and subsequent to the Closing, Seller will permit Buyer to make a full and complete investigation of the Purchased Assets and to receive from Seller all information of Seller relating to the Purchased Assets. Without limiting this right, Seller will give to Buyer and its accountants, legal counsel, and other representatives full access, during normal business hours, at a mutually agreeable location arranged in advance, to all of the books, records, files, documents, properties, and contracts of Seller relating to the Purchased Assets; provided Buyer shall ensure that all such persons are under written obligations to treat all such information as proprietary and confidential to Seller and Buyer will be responsible for any breach of any such obligations by such persons. This Section 6.1 shall not affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement. Seller shall maintain and make available the information and records specified in this Section 6.1(a) in the ordinary course of Seller's business and document retention policies, as if the transactions contemplated by this Agreement had not occurred.

            (b) At all times following the Closing, each party shall provide the other party (at such other party's expense) with such reasonable assistance, including the provision of available relevant records or other information and reasonable access to and cooperation of any employees, as may be reasonably requested by either of them in connection with the preparation of any financial statement or tax return, any audit or examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes. If Seller incurs any loss, liabilities, costs, or expenses as a result of Buyer's failure to provide reasonable assistance to Seller under this
Section 6.1(b), Buyer shall indemnify Seller any such loss, liability, cost, or expense.

      6.2 THIRD PARTY CONSENTS. Seller and Buyer shall use commercially reasonable efforts to obtain, within the applicable time periods required, all Required Consents, waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or Governmental Entities which are necessary to consummate the transactions contemplated by this Agreement so as to preserve all rights of, and benefits to, the Buyer in the Purchased Assets.

      6.3 CERTAIN NOTIFICATIONS. At all times prior to the Closing, Seller and Buyer shall promptly notify the other party in writing of the occurrence of any event which will result, or has a reasonable prospect of resulting, in the failure to satisfy any of the conditions specified in Section 8 or Section 9 of this Agreement.

      6.4 REASONABLE EFFORTS. The Seller shall use commercially reasonable efforts (i) to cause to be fulfilled and satisfied all of the conditions to the Closing set forth in Section 8 below, (ii) to cause to be performed all of the matters required of it at the Closing and (iii) to cause the Contracts to be assigned to Buyer.

      6.5 SELLER'S PRESERVATION OF THE ASSETS PRIOR TO CLOSING. During the period from the date of this Agreement to the Closing Date, Seller will use reasonable efforts to preserve the Purchased Assets and Seller shall consult with Buyer if Seller desires to manufacture or sell the Products in a manner not in the ordinary and usual course or consistent with past practice. Seller shall promptly notify Buyer of any event or occurrence or emergency not in the ordinary course of business, and any material event involving the Purchase Assets.

      6.6   NO OTHER BIDS.  Until the earlier to occur of (a) the Closing or
(b) the termination of this Agreement pursuant to its terms, Seller shall not, and Seller shall not authorize any of its officers, directors, employees or other representatives to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing information regarding the Purchased Assets) any inquiries, or make any statements to third parties which may reasonably be expected to lead to any proposal concerning the sale of the Purchased Assets (whether by way of merger, purchase of capital shares, purchase of assets or otherwise), or (ii) negotiate, engage in any substantive discussions, or enter into any agreement, with any Person concerning the sale of the Purchased Assets (whether by way of merger, purchase of capital shares, purchase of assets or otherwise).

      6.7 TAX RETURNS. Buyer and Seller shall cooperate in sharing information to allow the timely filing of all returns and reports relating to Taxes.

      6.8 POST-CLOSING ACCESS TO INFORMATION. For a period of six (6) months after the Closing Date, in order to properly manufacture and sell the Products in a substantially similar manner as before the Closing Date, it is necessary that Buyer obtain additional information within Seller's possession relating to the Products, Seller will use reasonable efforts to furnish or cause its representatives to furnish such information to Buyer.

      6.9   [Intentionally left blank]

      6.10  [Intentionally left blank]

      6.11 PUBLIC ANNOUNCEMENTS. On and prior to the Closing Date, Buyer and Seller shall advise and confer with each other prior to the issuance of any reports, statements or releases concerning this Agreement (including the exhibits and schedules hereto) and the transactions contemplated herein. Neither Buyer nor Seller will make any public disclosure prior to the Closing or with respect to the Closing unless both parties agree on the text and timing of such public disclosure; provided, however, that nothing contained herein shall prevent either party at any time from furnishing any information required by applicable law or as required by any Governmental Entity to satisfy a party's legal obligations. Public statements or press releases announcing this transaction will be in a form and made in a manner to be approved by both Buyer and Seller, and such approval will not be unreasonably withheld.

      6.12 POST-CLOSING ACTIONS. Subsequent to the Closing Date, Seller shall, from time to time, execute and deliver, upon the reasonable request of Buyer, all such other and further materials and documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Buyer to effect, record or verify the transfer to, and vesting in Buyer, of Seller's right, title and interest in and to the Purchased Assets, free and clear of all Liens, in accordance with the terms of this Agreement.

      6.13 FUTURE AGREEMENTS. In the event Seller enters into any material agreement between the date of this Agreement and the Closing that relates primarily to the Purchased Assets, at the request of Buyer, Seller agrees to include any such agreement within the Contracts.


      6.14  NON-COMPETITION AGREEMENT.

            (a) For purposes of this Section 6.14, the following terms shall have the following meaning:

                  (i) "Licensed Field" shall mean the market for optical network test products the primary purpose of which is protocol specific bit error rate testing but which do not include oscilloscopes and communications signal analyzer products.

                  (ii) "Restricted Business" shall mean any business or activity which directly competes with Products sold or in development as of the Closing Date; provided that any business acquired by Seller after the Closing Date shall not be considered a Restricted Business; and, provided further, that any business outside the Licensed Field shall not be considered a Restricted Business.

                  (iii) "Territory" shall mean the counties, cities and states of the United States of America and each political subdivision and/or nation throughout the world.

            (b) In consideration of the Buyer entering into this Agreement, Seller undertakes that within the Territory for a period of two (2) years after the Closing Date, neither it nor any Affiliate of it will:

                  (i) compete, participate, assist or otherwise be directly or indirectly involved or concerned, financially or otherwise, as a member, shareholder, unitholder, director, consultant, adviser, contractor, principal, agent, manager, beneficiary, partner, associate, trustee, financier or otherwise in any Restricted Business;

                  (ii) solicit, canvass, approach or accept any offer from any person or entity who was at any time during the 24 months immediately preceding the Closing Date a customer or supplier of the Products with a view to establishing a relationship with or obtaining the patronage of that person or entity in a Restricted Business;

                  (iii) interfere or seek to interfere, directly or indirectly, with any relationship between Buyer and any client, customer, employee or supplier of the Products in the Licensed Field.

            (c) If any of the separate and independent covenants and restraints referred to in clause (b) of this Section 6.14 are or become invalid or unenforceable for any reason then that invalidity or unenforceability will not affect the validity or enforceability of any other separate and independent covenants and restraints.

            (d) If any prohibition or restriction contained in clause (b) of this Section 6.14 is judged to go beyond what is reasonable in the circumstances, but would be judged reasonable if that activity was deleted or that period or area was reduced, then the prohibitions or restrictions apply with that activity deleted or period or area reduced by the minimum amount necessary.

            (e)   Seller acknowledges that:

                  (i)   the prohibitions and restrictions contained in clause
(b) of this Section 6.14 are reasonable and necessary; and

                  (ii) Seller has received valuable consideration for agreeing to the covenants in clause (b) of this Section 6.14.

            (f) Seller and Buyer acknowledge and agree that it will be difficult to compute the amount of damage or loss to Buyer if Seller violated any of their agreements under this Section 6.14, that Buyer will be without an adequate legal remedy if Seller violated the provisions of this Section 6.14, and that any such violation may cause substantial irreparable injury and damage to Buyer not fully compensable by monetary damages. Therefore, Seller and Buyer agree that in the event of any violation by Seller of this Section 6.14, Buyer shall be entitled (i) to recover from Seller monetary damages, (ii) to obtain specific performance, injunctive or other equitable relief, of either a preliminary or permanent type, and (iii) to seek any other available rights or remedies at law or in equity which may be exercised concurrently with the rights granted hereunder.

      6.15 PERMITS. At Buyer's reasonable request and entire expense, Seller will assist Buyer in obtaining any licenses, permits or authorizations required for the manufacture and sale of the Products but which are not transferable.

      6.16  [Intentionally left blank]

      6.17 TAXES. Seller shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Buyer from, any sales or use, transfer, real property gains, excise, stamp, or other similar Taxes arising from, imposed on or attributable to the transactions contemplated by this Agreement. Prior to or at Closing, Buyer shall deliver to Seller's Tax Department (via facsimile to 503-627-1882) a Massachusetts resale certificate for purchased inventory where applicable for any Purchased Assets.

      6.18 BROKERS' OR FINDERS' FEES. Each party shall indemnify and hold harmless the other from any claim for brokerage or finders' fees arising out of the transactions contemplated hereby by any person claiming to have been engaged by such party.

      6.19 ASSUMED LIABILITIES. Buyer will indemnify and hold Seller harmless from any claim, suit, loss, liability, cost, or expense (including reasonable attorneys' fees) incurred by Seller as a result of Buyer's performance or non-performance of the Assumed Liabilities on or after the Closing Date.

      6.20 COMMUNICATIONS WITH KEY CUSTOMERS. After the Closing Date Seller will reasonably cooperate with Buyer to contact and introduce Buyer to those customers of Seller listed on Schedule 6.20.

      6.21 COMMUNICATIONS WITH KEY VENDORS. After the Closing Date Seller will reasonably cooperate with Buyer to contact and introduce Buyer to those vendors of Seller listed on Schedule 6.21.

7.    EMPLOYEE MATTERS.

      7.1   TRANSFERRED EMPLOYEES.

            (a) OFFER OF EMPLOYMENT. Subject to and in accordance with the provisions of this Section 7, Buyer may offer employment to any or all of the employees identified by Seller to Buyer who are necessary for the manufacture and development of the Products at the Chelmsford Facility as of the date of this Agreement (the "Employees"). Seller shall provide reasonable cooperation, including a joint on-site meeting involving Seller, Buyer, and the employees prior to the Closing Date, and will make available, as reasonably necessary, one of its human resources employees to assist Buyer for a period of up to one
(1) month after the Closing to facilitate the transition of Seller's employees to Buyer, and to otherwise enable Buyer to offer employment to such employees. Such employment shall be subject to Buyer's established policies generally applicable to new employees. Upon Closing, Buyer (or any Affiliates designated by Buyer) shall hire those Employees to whom it has made an offer in accordance with this Section 7.1 and who accept such offer in the manner and within the time frame reasonably established by Buyer. Each such Employee who is employed by Seller on the Closing Date and who actually transfers to employment with Buyer (or any Affiliate designated by Buyer) at or after the Closing Date as a result of an offer of employment made by Buyer is hereafter referred to as a "Transferred Employee." Transferred Employees shall not include any person on a disability leave of more than twenty-six (26) weeks. Notwithstanding such periodic disclosures made to Seller, Buyer shall not be obligated to hire any employee unless an offer of employment is subsequently made to, and accepted by, such employee; in addition, Buyer shall have no obligation to hire any employees of Seller after the Closing Date.

            (b) TRANSITION. The employment by Seller of the Transferred Employees shall end at the close of business on the Closing Date and the employment of the Transferred Employees by Buyer shall commence at 12:01 a.m. on the day after the Closing Date. The terms of employment with Buyer (or Buyer's Affiliates) shall be as mutually agreed to between each Transferred Employee and Buyer (or Buyer's Affiliate, as the case may be), subject to the provisions of this Section 7.1. Between the date of this Agreement and the Closing Date, Seller will provide each Transferred Employee with the same level of compensation as that currently provided by Seller. Buyer shall have no obligation with respect to payments of salary, compensation, wages, health or similar benefits, commissions, bonuses (deferred or otherwise), severance, stock or stock options or any other sums due to any Transferred Employee, other than vacation accruals up to and through the Closing Date for each Transferred Employee. For each Transferred Employee who elects to transfer accrued vacation from Seller to Buyer, Buyer agrees to transfer and assume liability for each such Transferred Employee's vacation accrual, pursuant to the documentation provided by Seller, in an amount equal to each such Transferred Employee's accrued vacation listed on Schedule 7.1(b) attached hereto and updated by Seller as of the close of business on the Closing Date. Seller will be fully responsible for all amounts payable to any employee, including (without limitation) all termination payments, redundancy compensation, severance pay, and other amounts payable in respect of the termination of employment of any employee, other than accrued vacation pay, in connection with the sale of the Purchased Assets to the Buyer. In addition, Seller will be fully responsible for all amounts owing to Transferred Employees prior to Closing.

            (c) RETENTION OF EMPLOYEES PRIOR TO CLOSING. Seller agrees to use reasonable efforts to retain the Employees as employees of Seller until the Closing Date, and to assist Buyer in securing the employment after the Closing Date of those Employees to whom Buyer makes or intends to make offers of employment under subsection (a) above. Seller shall not transfer any Employee to employment with Seller outside of the Chelmsford Facility prior to the Closing or without the consent of Buyer. Seller shall notify Buyer promptly if, notwithstanding the foregoing, any Employee terminates employment with Seller after the date of this Agreement but prior to the Closing.

      7.2 COMPENSATION AND BENEFITS OF TRANSFERRED EMPLOYEES. Coverage for Transferred Employees under Buyer's compensation and benefit plans and other programs shall commence as of 12:01 a.m. on the day after the Closing Date. Buyer shall be free to establish its own employee benefit plans; Buyer shall have no obligation to offer benefit plans of the same type or with terms similar to or better than the terms of Seller's current employee benefit plans. Buyer may, at its option, give each Transferred Employee credit for such Transferred Employee's years of most recent continuous service with Seller for purposes of determining participation and benefit levels under all of Buyer's vacation policies and benefit plans and programs.

      7.3 OTHER EMPLOYEES. With respect to each employee located at the Chelmsford Facility as of the Closing Date who is not a Transferred Employee (each a "Non-Transferred Employee"), Seller agrees to either terminate such Non-Transferred Employee's employment with Seller, effective prior to the Closing or offer such Non-Transferred Employee continued employment with Seller other than in connection with the manufacture and sale of the Products. Seller further acknowledges that the Non-Transferred Employees shall not be employees of Buyer after the Closing.

      7.4 NO RIGHT TO CONTINUED EMPLOYMENT OR BENEFITS. No provision in this Agreement shall create any third party beneficiary or other right in any Person (including any beneficiary or dependent thereof) for any reason, including, without limitation, in respect of continued, resumed or new employment with Seller or Buyer (or any Affiliate of Seller or Buyer) or in respect of any benefits that may be provided, directly or indirectly, under any plan or arrangement maintained by Seller, Buyer or any Affiliate of Seller or Buyer. Except as otherwise expressly provided in this Agreement, Buyer is under no obligation to hire any employee of Seller, provide any employee with any particular benefits, or make any payments or provide any benefits to those employees of Seller whom Buyer chooses not to employ.

      7.5 NO SOLICITATION OR HIRE BY SELLER. For a period of two (2) years after the Closing: (a) Seller will not solicit any Transferred Employee for employment, and (b) Buyer will not solicit any of Seller's employees who are brought to the attention of Buyer by any of the Transferred Employees. For purposes of this Section 7.5, the term "solicit" shall not include the following activities by Seller or Buyer: (i) advertising for employment in any bulletin board (including electronic bulletin boards), newspaper, trade journal or other publication available for general distribution to the public without specific reference to any particular employees; (ii) participation in any hiring fair or similar event open to the public not targeted at the other party's employees; and (iii) use of recruiting or employee search firms that have been instructed by the party not to target any of the other party's employees.

8.    CONDITIONS TO BUYER'S OBLIGATIONS.

      The obligations of Buyer under this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions, all or any of which may be waived by Buyer in writing, except as otherwise provided by law:

      8.1   REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE; CERTIFICATE.

            (a) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made or given again at and as of the Closing Date; provided, however, that, notwithstanding the foregoing, Buyer agrees the representations and warranties of Seller contained in Section 4.15 and in Section 4.27 with respect to Schedules 2.1(a), 2.1(b), 2.1(c), 2.2(a), 2.2(b) and 2.2(c) shall be true and correct in all material respects as of October 23, 2002 and that any material changes to such representations and warranties between October 23, 2002 and the Closing Date shall be disclosed in writing by Seller to Buyer on the Closing Date.

            (b) Seller shall have performed and complied with all of its agreements, covenants and conditions required by this Agreement in all material respects through the Closing Date; and

            (c) Buyer shall have received a certificate, dated as of the Closing Date, signed and verified by an officer of Seller on behalf of Seller certifying to the matters set forth in Sections 8.1(a) and 8.1(b) above.

      8.2 CONSENTS. All Governmental Authorizations, Required Consents and consents required to transfer the Material Contracts to Buyer on the terms and conditions provided to Seller, without change as a result of the transfer to Buyer, shall have been obtained.

      8.3   NO PROCEEDINGS OR LITIGATION.

            (a) No preliminary or permanent injunction or other order shall have been issued by any Governmental Entity, nor shall any statute, rule, regulation or executive order be promulgated or enacted by any Governmental Entity which prevents the consummation of the transactions contemplated by this Agreement.

            (b) No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced and be pending against any of the parties, or any of their respective Affiliates, associates, officers or directors, seeking to prevent transactions contemplated by this Agreement, including, without limitation, the sale of the Purchased Assets or asserting that the sale of the Purchased Assets would be illegal or create liability for damages or which may have a Material Adverse Effect on the Purchased Assets.

      8.4   [Intentionally left blank]

      8.5 GOVERNMENTAL FILINGS. The parties shall have made any required filing with Governmental Entities in connection with this Agreement and the exhibit agreements, and any approvals related thereto shall have been obtained or any applicable waiting periods shall have expired. If a proceeding or review process by a Governmental Entity is pending in which a decision is expected, Buyer shall not be required to consummate the transactions contemplated by this Agreement until such decision is reached or rendered, notwithstanding Buyer's legal ability to consummate the transactions contemplated by this Agreement prior to such decision being reached or rendered.

      8.6 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change relating to the Purchased Assets on the Closing Date as compared with the date of this Agreement.

      8.7 LEGAL OPINION. Buyer shall have received a legal opinion from Stoel Rives LLP, legal counsel to Seller, dated the Closing Date, in the form attached as Exhibit 8.7.

      8.8 BOARD APPROVAL. This Agreement and the transactions it contemplates shall have been approved and adopted by the Board of Directors of Seller, and shall have otherwise been approved as required by law and the charter documents of Seller.

      8.9 ESCROW AGREEMENT. Buyer and Seller shall have entered into an Escrow Agreement in substantially the form attached hereto as Exhibit A, and such agreement shall remain in full force and effect.

      8.10 MANUFACTURING SERVICES AGREEMENT. Buyer and Seller shall have entered into the Manufacturing Services Agreement.

      8.11 LICENSE AGREEMENT. Buyer and Seller shall have entered into the Technology License Agreement.

      8.12 KEY EMPLOYEES. Each of the Transferred Employees or alternative Transferred Employees thereof, as the case may be, listed on Schedule 8.12 shall have accepted an offer of employment made by Buyer, such offer of employment to be reasonable and to be made within 48 hours of execution of this Agreement by Buyer and Seller; provided, however, that Buyer shall be deemed expressly to have waived this condition if Buyer makes any public statement or issues any press release or otherwise makes any public disclosure announcing the transactions contemplated by this Agreement.

9.    CONDITIONS TO SELLER'S OBLIGATIONS.

      The obligations of Seller under this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions, all or any of which may be waived in writing by Seller, except as otherwise provided by law:

      9.1   REPRESENTATIONS AND WARRANTIES TRUE PERFORMANCE; CERTIFICATE.

            (a) The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made or given again at and as of the Closing Date;

            (b) Buyer shall have performed and complied with all of its agreements, covenants and conditions required by this Agreement in all material respects through on the Closing Date; and

            (c) Seller shall have received a certificate, dated as of the Closing Date, signed and verified by an officer of Buyer on behalf of Buyer certifying to the matters set forth in Sections 9.1(a) and 9.1(b) above.

      9.2 CONSENTS. All Governmental Authorizations shall have been obtained.

      9.3   NO PROCEEDING OR LITIGATION.

            (a) No preliminary or permanent injunction or other order shall have been issued by any Governmental Entity, nor shall any statute, rule, regulation or executive order be promulgated or enacted by any Governmental Entity which prevents the consummation of the transactions contemplated by this Agreement.

            (b) No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced and be pending against any of the parties, or any of their respective Affiliates, associates, officers or directors, seeking to prevent the sale of the Purchased Assets or asserting that the sale of the Purchased Assets would be illegal or create liability for damages.

      9.4 GOVERNMENTAL FILINGS. The parties shall have made any filing required with Governmental Entities, and any approvals shall have been obtained or any applicable waiting periods shall have expired. If a proceeding or review process by a Governmental Entity is pending in which a decision is expected, Seller shall not be required to consummate the transactions contemplated by this Agreement until such decision is reached or rendered, notwithstanding Seller's legal ability to consummate the transactions contemplated by this Agreement prior to such decision being reached or rendered.

      9.5   [Intentionally left blank]

      9.6 BOARD APPROVAL. This Agreement and the transactions it contemplates shall have been approved and adopted by the Board of Directors of Buyer, and shall have otherwise been approved as required by law and the charter documents of Buyer.

      9.7 ESCROW AGREEMENT. Buyer and Seller shall have entered into an Escrow Agreement in substantially the form attached hereto as Exhibit A.

      9.8 MANUFACTURING SERVICES AGREEMENT. Buyer and Seller shall have entered into the Manufacturing Services Agreement.

      9.9 LICENSE AGREEMENT. Buyer and Seller shall have entered into the Technology License Agreement.

10.   ESCROW AND INDEMNIFICATION.

      10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as otherwise provided herein, all covenants to be performed prior to the Closing Date, and all representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the transactions contemplated hereby and continue until the one year anniversary of the Closing Date (the "Escrow Termination Date"); provided, that the representations and warranties set forth in Section 4.10(a) and (b) shall survive the consummation of the transactions contemplated hereby and continue until the two year anniversary of the Closing Date (the "IP Warranty Termination Date"); provided, further that if any claims for indemnification have been asserted with respect to any such representations, warranties and covenants prior to the Escrow Termination Date or the IP Warranty Termination Date, as applicable, the representations, warranties and covenants on which any such claims are based shall continue in effect until final resolution of any claims; and provided, further, that representations, warranties and covenants relating to Taxes shall survive until 30 days after expiration of all applicable statutes of limitations relating to such Taxes. All covenants to be performed after the Closing Date shall continue according to their terms.

      10.2    INDEMNIFICATION.  Subject to the limitations set forth in this
Section 10, from and after the Effective Time, Seller shall protect, defend, indemnify and hold harmless Buyer and Buyer's Affiliates, officers, directors, employees, representatives and agents (each of the foregoing Persons is hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all losses, costs, damages, liabilities, fees (including without limitation attorneys' fees) and expenses (collectively, the "Damages"), that any of the Indemnified Persons incurs by reason of or in connection with (a) any misrepresentation, breach of, or default in connection with, any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement, including any exhibits or schedules attached hereto, known to Buyer prior to the Escrow Termination Date, or prior to the IP Warranty Termination Date with respect to Section 4.10(a) and (b) and (b) any liabilities arising from Seller's activities related to the Purchased Assets prior to the Closing Date, excluding the Assumed Liabilities. Damages in each case shall be net of the amount of any insurance proceeds and indemnity and contribution actually recovered by Buyer. Whenever any Indemnified Party shall have determined, in good faith, that there are facts or circumstances which entitle the Indemnified Person to indemnification under this Section 10, such Indemnified Person shall give Seller written notice of such a claim as soon as practicable thereafter, and upon request of Seller, shall reasonably cooperate and assist Seller in the defense of the action for which indemnity is sought; provided, that failure to promptly give such notice will not relieve Seller of its indemnification obligations under this section except to the extent, if any, that Seller has been prejudiced thereby.

      10.3 DAMAGES THRESHOLD AND LIMITATION. Notwithstanding the foregoing, Buyer may not receive any amount of the Escrow Consideration from the Escrow Fund unless and until a certificate signed by an officer of Buyer (an "Officer's Certificate") identifying Damages in the aggregate amount in excess of $50,000.00 (the "Basket Amount") has been delivered to the Escrow Agent and such amount is determined pursuant to this Section 10 to be payable, in which case, subject to the terms of the Escrow Agreement, including any provisions governing disputes between the parties contained therein, Buyer shall receive Escrow Consideration equal in value to the full amount of such Damages in
excess of the Basket Amount, without further deduction.   Notwithstanding
anything to the contrary contained herein, in no event shall Seller's liability for any and all claims made under this Section 10 cumulatively exceed in the aggregate the amount of the Escrow Consideration existing at the time Buyer becomes entitled to such amount under this Section 10. For purposes of clarity, in no event shall Seller's liability for any and all claims made by Buyer under this Section 10 before the IP Warranty Termination Date with respect to Section 4.10(a) and (b) exceed in the aggregate the amount of the Escrow Consideration existing at the Escrow Termination Date.

      10.4 ESCROW PERIOD. Subject to the following requirements, the Escrow Consideration shall be retained by the Escrow Agent until the Escrow Termination Date. Upon the Escrow Termination Date, the Escrow Agent shall deliver to the Seller all remaining Escrow Consideration provided, however, that the amount of Escrow Consideration, which, in the reasonable judgment of the Escrow Agent and the subsequent arbitration of the claim in the manner provided in the Escrow Agreement, is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to the Escrow Termination Date with respect to facts and circumstances existing on or prior to the Escrow Termination Date shall remain in the possession of the Escrow Agent until such claims have been resolved. As soon as all such claims have been resolved, any remaining Escrow Consideration not required to satisfy such claims shall be distributed to the Seller.

      10.5 METHOD OF ASSERTING CLAIMS. All claims for indemnification by the Buyer or any other Indemnified Person pursuant to this Section 10 shall be made in accordance with the provisions of the Escrow Agreement.

      10.6 SOLE AND EXCLUSIVE REMEDY. The foregoing escrow and indemnification provisions set forth in this Section 10 shall be the sole and exclusive remedy of the Indemnified Persons with respect to any claim against Seller for Damages under this Agreement; provided, however, that nothing herein shall limit the liability of Seller for claims based on willful misrepresentation or fraud.

11.   TERMINATION.

      11.1 TERMINATION OF AGREEMENT. This Agreement may be terminated at any time prior to the Closing:

            (a)  By mutual written consent of Buyer and Seller;

            (b) By either party, if the other party goes into liquidation, has an application or order made for its winding up or dissolution, has a resolution passed or steps taken to pass a resolution for its winding up or dissolution, becomes unable to pay its debts as and when they fall due, or has a receiver, receiver and manager, administrator, liquidator, provisional liquidator, official manager or administrator appointed to it or any of its assets; or

            (c) By Buyer or Seller if any Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or

            (d) By either party if the Closing does not occur by November 6, 2002.

            (e) By Buyer if the condition set forth in Section 8.12 is not satisfied or waived within 48 hours of execution of this Agreement by Buyer and Seller.

      11.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of termination of this Agreement by any or all of the parties pursuant to Section 11.1, written notice shall be given to each other party specifying the provision of
Section 11.1, pursuant to which such termination is made and shall become void and there shall be no liability on the part of Buyer or Seller (or their respective officers, directors, partners or Affiliates), except as a result of any breach of this Agreement by such party or to the extent such a party is entitled to indemnification under Section 10 of this Agreement.

12.   MISCELLANEOUS.

      12.1 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 12 shall be binding upon the parties and their respective successors and assigns.

      12.2 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding the foregoing and except as expressly provided in this Agreement, neither party shall assign its rights or delegate its duties under this Agreement to any other party. Any assignment or delegation in violation of the foregoing shall be null and void.

      12.3 GOVERNING LAW; JURISDICTION. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

      12.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

      12.5 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

      12.6 NOTICES. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth below, or as subsequently modified by written notice.

      12.7 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

      12.8 ENTIRE AGREEMENT. This Agreement and the documents referred to herein are the product of both of the parties hereto, and constitute the entire agreement between such parties pertaining to the subject matter hereof and thereof, and merge all prior negotiations and drafts of the parties with regard to the transactions contemplated herein and therein. Any and all other written or oral agreements existing between the parties hereto regarding such transactions are expressly canceled.

      12.9 ADVICE OF LEGAL COUNSEL. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

      12.10 EXPENSES. Each party shall bear its own expenses in connection with the preparation for and consummation of the transaction contemplated herein.


                           [Signature pages follow]

This Agreement has been duly executed and delivered by the duly authorized officers of Seller and Buyer as of the date first above written.

                                    BUYER:

                                    DIGITAL LIGHTWAVE, INC., a Delaware
                                    corporation


                                    By:
                                         Mark E. Scott
                                         Executive Vice President


                                    Address:     15550 Lightwave Drive
                                                 Clearwater, FL 33760


                                    SELLER:

                                    TEKTRONIX, INC., an Oregon Corporation


                                    By:

                                    Name:

                                    Title:

                                    Address:    Howard Vollum Park
                                                P.O. Box 500, MS 50-720
                                                Beaverton, OR 97077


                  SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT